82-3277



News release....

Wednesday 22 February 2006





UK RETAIL TRIP

Later today and tomorrow, Tesco will host an event for investors and analysts in Cambridge. Attendees will receive presentations from senior management, tour a nearby Extra hypermarket and meet members of the Board and operational management.

A briefing pack, containing the presentations and other information distributed during the event will be made available on our website at www.tesco.com/investor.

Our next update to the market will be our Preliminary Results, which will be released on 25 April 2006.

For further information:

Investor Relations	Steve Webb	+44 1992 644 800
Press	Jonathan Church	+44 1992 644 645
	Angus Maitland	+44 207 379 5151